FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F _X_   Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                               Yes ____   No _X_

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         A press release on resolutions passed at the extraordinary general meeting, made by Huaneng Power International, Inc. ("registrant") in English on December 19, 2004.

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long


                          Name:    Huang Long

                          Title:   Company Secretary



Date: December 19, 2004

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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       Huaneng Power International, Inc.
            Resolutions Passed at the Extraordinary General Meeting


(Beijing, the PRC, December 19, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] held its Extraordinary General Meeting ("EGM") in Beijing, the PRC on December 17, 2004. Mr. Wang Xiaosong, Vice Chairman of the Company, presided over the EGM as the Chairman of the EGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions as ordinary resolutions:

1. The acquisition of 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof was approved.

2. The acquisition of 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof was approved.

3. The guarantee arrangement and the relevant agreements between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries thereof and China Huaneng Group were approved.

4. To continue to implement the asset swap arrangement between Sichuan Huaneng Hydro Power Development Limited Liability Company and Sichuan Huaneng Industrial Company was approved.

5. The loan and deposit arrangement between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries and China Huaneng Finance Limited Liability Company was approved.

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Huaneng Power Int'l, Inc. - Resolutions Passed at the Extraordinary
General Meeting ... P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,522MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241